August 3, 2023

Division of Corporate Finance
Office of Crypto Assets
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:     Greenidge Generation Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31. 2023
Form 10-Q for the Period Ending March 31, 2023
Filed May 15. 2023
File No. 001-40808

Dear Mr. Irving:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter, dated July 6, 2023, to Mr. Bob Loughran, Chief Financial Officer of Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”).

The Staff comments are repeated below in italics and are followed by the Company’s responses.

Form 10-K for the year ended December 31, 2022

General, page 1

Comment 1

1.Please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price. Specifically, to the extent material, discuss in the appropriate sections of future filings, including risk factors, how recent disruptions in the crypto asset markets, including the bankruptcies of FTX and Blockfi, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly.

Response 1

Please note that our current public filings, specifically our Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “March Form 10-Q”) and our Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”), contain the following disclosures addressing such matters. In our March Form 10-Q, in Item 1A. Risk Factors, we have the following disclosure:

“Our business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes relating to climate change or policies regarding cryptocurrency mining, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

Our business is subject to extensive U.S. federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or adversely impact our ability to continue operations as usual or compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and or costly before the agencies and/or in state of federal court. Changes to these laws and regulations could result in temporary or permanent restrictions on certain operations at our facilities, including power generation or use in connection with datacenter operations, and compliance with, or opposing such regulation, may be costly.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. Various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the cryptocurrency industry. For example, following the failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks, Voyager and Three Arrows Capital in 2022 (the “2022 Events”), the U.S. Congress expressed the need for both greater federal oversight of the cryptocurrency industry and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws, and regulations relating to crypto assets and the cryptocurrency industry generally, and crypto asset platforms in particular. The failures of risk management and other control functions at other companies that played a role in the 2022 Events could accelerate an existing regulatory trend toward stricter oversight of crypto asset platforms and the cryptocurrency industry.

In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to reinstate the vertically-integrated monopoly model of utility ownership or to require divestiture by generating companies to reduce their market share. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business prospects and financial results could be negatively impacted. In addition, since 2010, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact our ability to hedge our portfolio in an efficient, cost-effective manner by us, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting our ability to utilize non-cash collateral for derivatives transactions.”

In our Form 10-K, Item 1A. Risk Factors, we have the following disclosure:

“The digital asset exchanges on which cryptocurrencies, including bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of bitcoin and other cryptocurrencies and can adversely affect an investment in us.

Digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading.

A lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences a digital asset exchange’s failure could adversely affect our results of operations.”

We plan to enhance the foregoing disclosures within these risk factors beginning with our Form 10-Q for the period ended June 30, 2023 (the “June Form 10-Q”) as follows:

“Our business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes relating to climate change or policies regarding cryptocurrency mining, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

Our business is subject to extensive U.S. federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or adversely impact our ability to continue operations as usual or compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and or costly litigations before the agencies and/or in state of federal court. Changes to these laws and regulations could result in temporary or permanent restrictions on certain operations at our facilities, including power generation or use in connection with datacenter operations, and compliance with, or opposing such regulation, may be costly.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. Various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the cryptocurrency industry. For example, following the failure of several prominent crypto trading venues and lending platforms, such as FTX, BlockFi, Celsius Networks, Voyager and Three Arrows Capital in 2022 (the “2022 Events”), the U.S. Congress expressed the need for both greater federal oversight of the cryptocurrency industry and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws, and regulations relating to crypto assets and the cryptocurrency industry generally, and crypto asset platforms in particular. The failures of risk management and other control functions at other companies that played a role in the 2022 Events could accelerate an existing regulatory trend toward stricter oversight of crypto asset platforms and the cryptocurrency industry. It is uncertain as to what effect stricter oversight and increased regulation on the cryptocurrency industry may have on the prices of bitcoin or the costs of regulatory compliance, both of which may impact our results of operations in the future and the market value of our common stock.

In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to reinstate the vertically-integrated monopoly model of utility ownership or to require divestiture by generating companies to reduce their market share. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business prospects and financial results could be negatively impacted. In addition, since 2010, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact our ability to hedge our portfolio in an efficient, cost-effective manner by us, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting our ability to utilize non-cash collateral for derivatives transactions.”

“The digital asset exchanges on which cryptocurrencies, including bitcoin, trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Such failures may result in a reduction in the price of bitcoin and other cryptocurrencies and can adversely affect an investment in us.

Digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result of these factors, along with the recent bankruptcies of exchanges such as FTX and BlockFi, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading.

Negative perception, a lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in digital asset networks and result in greater volatility in bitcoin prices, which has a direct impact on our profitability. These potential consequences of a digital asset exchange’s failure could adversely affect our results of operations. Additionally, to the extent investors view our common stock as linked to the value of bitcoin, these potential consequences of a bitcoin trading venue’s failure could have a material adverse effect on the market value of our common stock.”

Key Metrics, page 52

Comment 2

2.You disclose the percent change in average hash rate and average difficulty and then reference these metrics in discussions of the change in revenue in the periods presented. You also disclose that you estimate that the change in average bitcoin price and the increase in the network difficulty reduced cryptocurrency datacenter revenue by approximately 62% and 33%, respectively, while the increase in the average hash rate benefited the cryptocurrency datacenter revenue by approximately 80%. Please tell us, and revise future filings, to disclose the following:
•Quantify the metrics referenced above in the periods presented;
•Specifically discuss how the metrics noted above are calculated; and
•Provide any estimates or assumptions underlying the metric or its calculation.

Response 2

Key Metrics
The following table provides a summary of key metrics related to the years ended December 31, 2022 and 2021.

	Years Ended December 31,		Variance
$ in thousands, except $ per MWh and average bitcoin price	2022	2021	$	%
Cryptocurrency datacenter	$ 73,809	$ 87,897	$ (14,088)	(16) %
Power and capacity	16,170	9,428	6,742	72%
Total revenue	$ 89,979	$ 97,325	$ (7,346)	(8) %
Components of revenue as % of total
Cryptocurrency datacenter	82%	90%
Power and capacity	18%	10%
Total revenue	100%	100%
MWh
Cryptocurrency datacenter	514,332	290,999	223,333	77%
Power and capacity	143,919	157,578	(13,659)	(9) %
Revenue per MWh
Cryptocurrency datacenter	$ 144	$ 302	$ (158)	(52) %
Power and capacity	$ 112	$ 60	$ 52	87%
Cost of revenue (exclusive of depreciation and amortization)
Cryptocurrency datacenter	$ 45,933	$ 19,159	$ 26,774	140%
Power and capacity	$ 13,906	$ 9,231	$ 4,675	51%
Cost of revenue per MWh (exclusive of depreciation and amortization)
Cryptocurrency datacenter	$89	$66	$23	35%
Power and capacity	$97	$59	$38	64%
Cryptocurrency Mining Metrics
Bitcoins produced	2,731	1,866	865	46%
Average bitcoin price	28,237	47,427	(19,190)	(40) %
Average hash rate (EH/s)				132%
Average difficulty				49%

We plan to provide enhanced disclosure regarding the Cryptocurrency Mining Metrics within the Key Metrics section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our June Form 10-Q similar to the following using our disclosures from our Form 10-K as an example as follows:

Key Metrics
The following table provides a summary of key metrics related to the years ended December 31, 2022 and 2021.

	Years Ended December 31,		Variance
$ in thousands, except $ per MWh and average bitcoin price	2022	2021	$	%
Cryptocurrency datacenter	$ 73,809	$ 87,897	$ (14,088)	(16) %
Power and capacity	16,170	9,428	6,742	72%
Total revenue	$ 89,979	$ 97,325	$ (7,346)	(8) %
Components of revenue as % of total
Cryptocurrency datacenter	82%	90%
Power and capacity	18%	10%
Total revenue	100%	100%
MWh
Cryptocurrency datacenter	514,332	290,999	223,333	77%
Power and capacity	143,919	157,578	(13,659)	(9) %
Revenue per MWh
Cryptocurrency datacenter	$ 144	$ 302	$ (158)	(52) %
Power and capacity	$ 112	$ 60	$ 52	87%
Cost of revenue (exclusive of depreciation and amortization)
Cryptocurrency datacenter	$ 45,933	$ 19,159	$ 26,774	140%
Power and capacity	$ 13,906	$ 9,231	$ 4,675	51%
Cost of revenue per MWh (exclusive of depreciation and amortization)
Cryptocurrency datacenter	$89	$66	$23	35%
Power and capacity	$97	$59	$38	64%
Cryptocurrency Mining Metrics
Bitcoins produced	2,731	1,866	865	46%
Average bitcoin price	28,237	47,427	(19,190)	(40) %
Average hash rate (EH/s)	1.77	0.76	1.01	132%
Average difficulty (in trillions of hash)	30.4	20.3	10.1	49%

Average bitcoin price is determined using the average daily price of the bitcoin earned using the price from the exchange that was utilized by Greenidge.

Average hash rate is Greenidge’s average computing power over the period supplied to pool operators, which is measured using data from the pool operators.

Average difficulty is a measure of how difficult and time-consuming it is to find the right hash to solve the algorithm on the blockchain in order to receive a reward. Difficulty increases or decreases over time, depending on the amount of computing power on the network. It is the number of hashes it takes to solve the algorithm on the bitcoin blockchain. Our measure of average difficulty is derived from the daily average difficulty reported by CoinMetrics, a leading provider of crypto financial intelligence.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures and Reconciliations, page 55

Comment 3

3.Please tell us, and enhance future filings, to provide a statement disclosing the reasons why you believe the presentation of the Non-GAAP financial measures "Adjusted Operating (Loss) Income From Continuing Operations" and "Adjusted Net Loss from Continuing Operations" provides useful information to investors regarding the registrant's financial condition and results of operations.

Response 3

In our Form 10-K, we have the following disclosure:

“EBITDA (loss) from continuing operations and Adjusted EBITDA (loss) from continuing operations

"EBITDA from continuing operations" is defined as earnings from continuing operations before taxes, interest, and depreciation and amortization. "Adjusted EBITDA from continuing operations" is defined as EBITDA from continuing operations adjusted for stock-based compensation and other special items determined by management, including, but not limited to business expansion costs, impairments of long-lived assets, remeasurement of environmental liabilities and restructuring as they are not indicative of business operations. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, U.S. GAAP. Management believes that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss (income) to EBITDA (loss) and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business. The reported amounts in the table below are from our Consolidated Statements of Operations in our Consolidated Financial Statements included in this Annual Report on Form 10-K.”

We plan to enhance this disclosure in future filings starting with our June Form 10-Q as follows:

“Adjusted operating (loss) income from continuing operations, Adjusted net loss from continuing operations, EBITDA (loss) from continuing operations and Adjusted EBITDA (loss) from continuing operations

“Adjusted operating (loss) income from continuing operations” is defined as Operating (loss) income from continuing operations adjusted for special items determined by management, including, but not limited to business expansion costs, impairments of long-lived assets, remeasurement of environmental liabilities and restructuring as they are not indicative of business operations. “Adjusted net (loss) income from continuing operations” is defined as Net (loss) income from continuing operations adjusted for the after-tax impact of special items determined by management, including, but not limited to business expansion costs, impairments of long-lived assets, remeasurement of environmental liabilities and restructuring as they are not indicative of business operations. "EBITDA from continuing operations" is defined as earnings from continuing operations before taxes, interest, and depreciation and amortization. "Adjusted EBITDA from continuing operations" is defined as EBITDA from continuing operations adjusted for stock-based compensation and other special items determined by management, including, but not limited to business expansion costs, impairments of long-lived assets, remeasurement of environmental liabilities and restructuring as they are not indicative of business operations. Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, U.S. GAAP. Management believes that the use of Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations, we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations and Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations and Adjusted EBITDA from continuing operations in the same fashion.

Because of these limitations, Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted operating (loss) income from continuing operations, Adjusted net (loss) income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations on a supplemental basis. You should review the reconciliations of Operating loss from continuing operations to Adjusted operating loss from continuing operations, Net loss from continuing operations to Adjusted net loss from continuing operations and net (loss) from continuing operations to Adjusted net (loss) income from continuing operations, EBITDA (loss) from continuing operations and Adjusted EBITDA (loss) from continuing operations below and not rely on any single financial measure to evaluate our business. The reported amounts in the table below are from our Consolidated Statements of Operations in our Consolidated Financial Statements included in this Quarterly Report on Form 10-Q.”

We believe the reasons for providing the financial measures of Adjusted operating (loss) income from continuing operations and Adjusted net (loss) income from continuing operations are described in the enhanced disclosure above.

Consolidated Statements of Cash Flows, page F-6

Comment 4

4.Please tell us, and revise future filings, to disclose how you classify cash flows related to digital asset activity in the Statement of Cash Flows.

Response 4

We report cash flows related to digital asset activity within operating activities in the Statement of Cash Flows. ASC 230-10-45-2 requires “a reconciliation of net income and net cash flow from operating activities, which generally provides information about the net effects of operating transactions and other events that affect net income and operating cash flows in different periods, also shall be provided.” As a significant portion of our business operates in an environment where our revenues are earned in cryptocurrency and we generally convert the cryptocurrency earned into U.S. dollars in a relatively short period of time, we believe that the conversion of cryptocurrency into U.S. dollars is an operating activity.

We plan to revise future filings by including additional disclosure within our Significant Accounting Policies footnote to our consolidated financial statements to describe how we classify the conversion of digital assets into U.S. dollars as follows, using a portion of our disclosure on Digital Assets from our Form 10-K:

Digital Assets
Digital assets, primarily consisting of bitcoin, are included in current assets in the accompanying consolidated balance sheets. Digital assets are classified as indefinite-lived intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other, and are accounted for in connection with Greenidge’s revenue recognition policy disclosed below. Digital assets held are considered an intangible asset with an indefinite useful life, which is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.

The Company performs an analysis each period to identify whether events or changes in circumstances, principally decreases in the quoted prices on principal markets, indicate that it is more likely than not that its digital assets are impaired. Digital assets are considered impaired if the carrying value is greater than the lowest daily quoted prices at any time during the period. Subsequent reversal of impairment losses is not permitted. The Company assessed its digital assets for impairment, recorded an impairment of $0.1 million during the year ended
December 31, 2022, which is included in Other income, net on the consolidated statements of operations. There were no impairments recorded during 2021. As of December 31, 2022 and 2021, the Company’s digital assets consisted of approximately 31.4 bitcoins compared to 29.0 bitcoins, respectively.

The Company considers the conversion of digital assets into U.S. dollars as a part of its normal operating activities and includes the impact of that conversion in Net cash flow (used for) provided by operating activities from continuing operations on the Consolidated Statements of Cash Flows.

Comment 5

5.Please tell us and enhance future filings to disclose of all non-cash investing and financing activities for the periods presented. Please also provide to us non-cash activities for the three months ended March 31, 2023.

Response 5

We disclosed all non-cash investing and financing activities in Note 14, Supplemental Balance Sheet and Cash Flow Information, to our consolidated financial statements in our Form 10-K and in Note 13, Supplemental Balance Sheet and Cash Flow Information, to our condensed consolidated financial statements in our March Form 10-Q.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

Comment 6

6.Please reconsider, in future filings, the appropriateness of your statement that there is no authoritative or definitive guidance for the accounting for digital assets on pages 34, 60 and F-12. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Response 6

We have reconsidered our disclosures regarding authoritative or definitive guidance for the accounting for digital assets. As such, we will make the following changes in future filings:

Beginning with our Form 10-K for the year ended December 31, 2023, we will no longer include the following risk factor from Item 1A. Risk Factors:

“There has been limited precedent set for financial accounting of digital assets and so it is unclear how we will be required to account for digital asset transactions.

While we record digital assets as indefinite-lived intangible assets in accordance with ASC 350, there is currently no authoritative guidance under the accounting principles generally accepted in the United States of America which specifically addresses the accounting for digital assets, including digital currencies.

We recognize bitcoin related revenue when bitcoins are earned. The receipt of bitcoins is generally recorded as revenue, using the spot price of a prominent exchange at the time of daily reward and bitcoins are recorded on the balance sheet at their cost basis and are reviewed for impairment annually.

A change in financial accounting standards or their interpretation could result in changes in accounting treatment applicable to our cryptocurrency datacenter operations, which may have an adverse effect on our results of operations.”

Beginning with our June Form 10-Q, we will delete the following paragraph from our discussion of Revenue Recognition as it relates to Cryptocurrency Datacenter Revenue within our Critical Accounting Policies and Estimates of in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation and within Note 2. Summary of Significant Accounting Policies of our condensed consolidated financial statements:

“There is currently no specific definitive guidance under U.S. GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, Greenidge may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results of operations.”

Comment 7

7.We note your disclosure that with regard to your cryptocurrency datacenter revenue, you measure consideration at fair value on the date received, which is not materially different than the fair value at the contract inception or the time you earned the award from the pools. Under ASC 606-10-32-21, you are required to measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in ASC 606-10-25-1 are met). Your disclosure that you measure the consideration at fair value when the mining pool operator successfully places a block and you receive confirmation does not appear to comply. Please address the following:
•Tell us how you are able to determine that your policy is not materially different than the fair value at contract inception. Please provide quantitative information supporting this claim.
•Explain to us at what point in time contract inception occurs and explain how you made the determination with appropriate reference to ASC 606.
•Tell us the specific nature of your performance obligation under the contract terms, e.g. computing power or the performance of testing nonces, including the consideration for contract term and or if a series exist. Refer to ASC 606-10-25, paragraphs 14 and 15.
•You disclose that you convert substantially all of the bitcoin earned into U.S. dollars. Explain to us in sufficient detail how you account for these exchanges (including how this impacts your revenue recognition) and where you disclose these exchange transactions.

Response 7

We understand that under ASC 606-10-32-21, companies are required to measure the estimated fair value of noncash consideration at contract inception. Under our arrangements with pool operators, either party may terminate at any time. We assessed these contracts under ASC 606-10-25, paragraphs 14 and 15, and concluded that the Company provides a series of services that are substantially the same with the same pattern of transfer to the pool operator, but we also concluded that the Company sells this service to the pool operator through a series of contracts that have a one-day term given that either party may terminate the relationship at any time. Since the Company is not obligated to provide a service to the pool operator each day and since the performance obligation for which the Company is compensated is providing computing power to the pool, we also concluded that the inception of the contract each day is when the Company first provides computing power to the pool that day.

We receive our compensation in the form of bitcoin the day following the one-day contract. The consideration is variable as it depends on the total computing power engaged in solving the algorithm on the blockchain. The significant majority of the compensation that the Company received from pool operators, all of which is in the form of bitcoin and is deposited into digital wallets, is sold within minutes after receipt. The remaining bitcoin compensation received from pool operators and deposited into digital wallets is liquidated into U.S. dollars utilizing a standard bitcoin reference price from the day subsequent to the date earned.

As we note in our disclosure in Note 2 to the consolidated financial statements in our Form 10-K, we record the revenue based on the value of the proceeds received. We believe that this method is in compliance in all material respects with recording the noncash consideration at fair value at contract inception given the short-term nature of the complete lifecycle of contract inception to cash collection.

We also note that there is no one definitive source for determination of the fair value of bitcoin. The price of bitcoin varies based on the latest transactions on each exchange. Additionally, we have observed that published sources of historical bitcoin prices vary slightly. For example, we have downloaded the historical prices of bitcoin from the Wall Street Journal and CoinMarketCap and noted minor differences of opening and closing prices each day.

Considering both factors of the short-term nature of the contract to cash cycle along with the lack of one definitive source for the price of bitcoin, we feel that utilizing the proceeds received upon sale of the bitcoin received as a reasonable measure of fair value of the contract at contract inception.

We have performed analyses to support our conclusion that recording the proceeds received upon liquidation of the bitcoin earned as revenues is accurate in all material respects. Our analyses compared the proceeds received upon liquidation of the bitcoin earned to a) the value of the bitcoin received converted at the day prior (contract day) opening bitcoin price published on CoinMarketCap and b) the first transaction price of the day prior within any of our coinbase wallets on the contract day (day prior to receipt of bitcoin earned). The first transaction price in our coinbase wallets is not the opening price, but it is the first observable price that we have a record of for that date. Both analyses resulted in an immaterial difference between the value recorded and what would have been recorded had we used one of those other sources for estimation of fair value of the noncash consideration. The difference in the amount of revenue that would have been recognized using either of these two alternative methods would have been less than 0.5% different for the year ended December 31, 2022.

For the bitcoin earned from our cryptocurrency datacenter, given that the liquidation occurs based on a bitcoin price within a day of the one-day contract term, the proceeds received in U.S. dollars upon liquidation is recorded to revenue, which essentially means that any gain or loss on the value of the bitcoin between contract inception and liquidation is recorded in Cryptocurrency datacenter revenue, and as noted above, that gain or loss is estimated to be immaterial.

Comment 8

8.Please tell us, and revise future filings, to include a rollforward of Digital Assets in the periods presented.

Response 8

In our June Form 10-Q, we plan to add a tabular footnote to our condensed consolidated financial statements entitled “Note X. Digital Assets.” As examples, we are providing you with the footnote disclosure had it been included in our Form 10-K and in our March Form 10-Q below:

Note X. Digital Assets

The following table presents information about the activity related to the Company’s Digital assets for the years ended December 31, 2022 and 2021:

Note X. Digital Assets

The following table presents information about the activity related to the Company’s Digital assets for the three months ended March 31, 2023:

Comment 9

9.Please tell us, and revise future filings, to disclose how you determine the quoted price of your digital assets and the market(s) used. Tell us how you identify these market(s).

Response 9

With regards to digital assets, the Company performs its impairment analysis of digital assets utilizing the prices of bitcoin published by CoinMarketCap. The prices published by CoinMarketCap are calculated using an algorithm that factors the confidence from the distribution of prices reported by an exchange and includes prices from various exchanges to converge on an estimate of the real value of the asset.

In Note 2 to our consolidated financial statements included in Form 10-K, we disclosed the following regarding quoted prices used in our assessment of impairment of digital assets:

“The Company performs an analysis each period to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that its digital assets are impaired. Digital assets are considered impaired if the carrying value is greater than the lowest daily quoted prices at any time during the period.”

We plan to enhance this disclosure in our June Form 10-Q as follows:

“The Company performs an analysis each period to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that its digital assets are impaired. Digital assets are considered impaired if the carrying value is greater than the lowest daily quoted prices at any time during the period. For quoted prices of bitcoin, the Company uses a source that publishes daily cryptocurrency trading metrics from information from multiple exchanges and uses an algorithm that factors the confidence from the distribution of prices reported by the exchanges.”

Note 5, Property and Equipment, page F-20

Comment 10

10.Please tell us, and revise future filings, to expand your disclosures related to the impairment of long-lived assets to include all of the disclosure requirements of ASC
360-10-50-2. Specifically, make sure your response and future filing disclosures address the following:
•The specific categories within property and equipment (i.e. miners, miner facility infrastructure, construction-in-progress, and miner deposits) that were impaired and the specific facts and circumstances that lead to the impairment;
•A more fulsome discussion of the fair value technique used (i.e. market approach) to determine fair value; and
•Enhance your disclosure within Critical Accounting Estimates to provide quantitative and qualitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had on financial condition and results of operations. This information should include critical methods, assumptions, and estimates, how each estimate and/or assumption has changed over the periods, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying your calculation.

Response 10

In our Form 10-K, we included the following disclosure regarding the impairments recorded during 2022 in Note 5, Property and Equipment, to the consolidated financial statements:

“The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value.

As a result of the significant reduction in the price of bitcoin and increased energy prices during 2022, the Company recognized noncash impairment charges of $176.3 million to reduce the net book value of the long-lived assets to fair value. Fair value was determined utilizing the market approach.”

We plan to enhance these disclosures beginning with our June Form 10-Q based on our current disclosure in our Form 10-K as follows:

“Impairment
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value.

As a result of the significant reduction in the price of bitcoin and increased energy prices during 2022, the Company’s results of operations, as well as income expectations, were negatively impacted resulting in the recognition of noncash impairment charges of $176.3 million to reduce the net book value of the long-lived assets to fair value.

Fair value was determined utilizing the market approach, relying on the guideline public company method. The guideline public company method incorporates revenue and hash rate multiples from other publicly traded companies with operations and other characteristics similar to Greenidge.

The table below provides a summary of the impairment by category of asset:

”

In our Form 10-K, we disclosed the following disclosure regarding valuation of long-lived assets in our Critical Accounting Policies and Estimates within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Valuation of Long-Lived Assets
In accordance with ASC 360-10, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value.

During 2023, we determined that triggering events had occurred as of June 30, 2022 and December 31, 2022 due to the negative impact on our cash flows resulting from the significant market declines in the price of bitcoin and increases in natural gas and energy costs during those periods. For the purposes of performing the recoverability test we consider all the long-lived assets of the Company to be a single asset group as we operate as an integrated power and crypto datacenter operations business and this grouping represents the lowest level of identifiable independent cash flows. We concluded that projected undiscounted cash flows did not support the recoverability of the long-lived assets as of June 30, 2022 and December 31, 2022; therefore, a valuation was performed using the market approach in order to determine the fair value of the asset grouping. The carrying value exceeded the fair value of the asset group and impairment loss was recorded for the difference in the carrying value and fair value. The Company recognized a noncash impairment charge of $176.3 million for the year ended December 31, 2022.”

We plan to enhance these disclosures beginning with our June Form 10-Q based on our current disclosure in our Form 10-K as an follows:

“Valuation of Long-Lived Assets
In accordance with ASC 360-10, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows, based on prevailing market conditions, from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset is written down to fair value.

During 2022, we determined that triggering events had occurred as of June 30, 2022 and December 31, 2022 due to the negative impact on our cash flows resulting from the significant market declines in the price of bitcoin and increases in natural gas and energy costs during those periods. For the purposes of performing the recoverability test we consider all the long-lived assets of the Company to be a single asset group as we operate as an integrated power and crypto datacenter operations business and this grouping represents the lowest level of identifiable independent cash flows. We concluded that projected undiscounted cash flows did not support the recoverability of the long-lived assets as of June 30, 2022 and December 31, 2022; therefore, a valuation was performed using the market approach in order to determine the fair value of the asset grouping. The carrying value exceeded the fair value of the asset group and impairment loss was recorded for the difference in the carrying value and fair value. The Company recognized a noncash impairment charge of $176.3 million for the year ended December 31, 2022.

In determining the fair value of long-lived assets under the market approach, we relied on the guideline public company method, which considered the market capitalization of Greenidge, as well as the market capitalizations of other publicly traded companies and determined their revenue and hash rate multiples to compare to the market capitalization of Greenidge. Estimates using the guideline public company method is subject to uncertainties caused by potential differences in the outlook of each company caused by differing facts and circumstances surrounding the comparable companies, such as susceptibility to fluctuations in energy prices, liquidity of the subject company, environmental liabilities and any market perceptions of the companies in the peer group that may not apply across the industry. Valuing the Company under the market value approach changed significantly during 2022 as market perceptions of the cryptocurrency mining industry changed as bitcoin prices continued to decline and remained depressed for the latter part of 2022. We analyzed the estimates using this market approach by estimating the values using a cost approach, which resulted in similar asset values as of December 31, 2022. Considering the estimates from these different approaches, we believe the fair value of the asset group would have been within an approximate 10% to 15% range, and the resulting impairment charge would have been within an approximate 1% to 2% range of the recorded impairment charge.”

Form 10-Q for the period ended March 31,2023
Note 4. Property and Equipment, page 11

Comment 11

11.You disclose that as part of the debt restructuring agreement with NYDIG, you sold and transferred $1.1 million bitcoin miner manufacturer coupons. Please tell us whether you have any additional coupons for use or sale, including how you account for these coupons, both upon receipt and then upon sale or transfer. Reference authoritative guidance to support your accounting.

Response 11

The coupons referenced are coupons received from a mining equipment manufacturer received upon final payment on equipment orders that can be used towards future purchases. When we receive the coupons, we do not recognize any value for the coupons as an asset on our balance sheet. When we utilize coupons as part of the purchase price of a later order, we reduced the purchase price on the equipment within the order in which the coupons were utilized for partial payment. When we initially received the coupons, we did not anticipate that we would sell the coupons. Upon selling coupons, we recognize a gain on sale for the coupons equal to the fair value of the proceeds received from the buyer.

We believe this accounting is consistent with ASC 450-30-25-1, which states that “a contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.”

We do not have any coupons remaining on our account.

In connection with the Company’s response to your comments, the Company acknowledges that:

•the Company and its management is responsible for the adequacy and accuracy of the disclosure in its filings;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (203) 554-8351 OR James Clifford, Greenidge’s Corporate Controller at (617) 460-5245.

Sincerely,

/s/ Robert Loughran

Robert Loughran
Chief Financial Officer, Greenidge Generation Holdings Inc.

cc: Michelle Miller, United States Securities & Exchange Commission

David Anderson, Chief Executive Officer, Greenidge Generation Holdings Inc.
Isaac Peace, Engagement Partner, Armanino LLP
Leah Gonzales, MaloneBaileyLLP